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                                                                     Exhibit 1.1

  KongZhong Corporation Establishes Strategic Partnerships with China's Leading
                    e-Commerce Provider and Internet Vertical

Beijing, China, May 23, 2006 - KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services(WVAS) and the operator of one of the leading wireless internet portals in China, today, announced that it has established strategic wireless value added service (WVAS) and wireless internet partnerships with DangDang (www.dangdang.com) and SouFun (www.soufun.com)

DangDang is one of the largest e-commerce websites specializing in books and consumer electronics in China. SouFun is one of the largest and most authoritative online real estate information providers in China. These two internet companies will partner with KongZhong in wireless value added services
(WVAS) and establish co-branded channels on KongZhong's wireless internet portal, Kong.net, to provide wireless users with contents and services. KongZhong's partnership with DangDang in the co-branded business to customer
(B2C) online shopping channel on Kong.net WAP platform is exclusive. The partnership with SouFun in the co-branded real estate information channel on Kong.net WAP platform is also exclusive except for certain restrictions.

Commenting on the strategic partnerships, Mr. Yunfan Zhou, Chairman and Chief Executive Officer, said, "We are very pleased that we can cooperate with DangDang and SouFun, two of the most popular websites in China. Together with our partnerships with He Xun and eNet, we have now established a total of 4 co-branded channels on Kong.net. We believe these partnerships will enable us to provide richer contents and services to our wireless internet users."

ABOUT KONGZHONG:

KongZhong Corporation is a leading provider of wireless value added services in China and an operator of one of China's leading wireless internet portals, Kong.net. The Company delivers wireless value added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone
(CRBT). The Company also operates a wireless internet portal which enables users to access media and entertainment content directly from their mobile phones.

Source: KongZhong Corporation
Investor contact: Mr. JP Gan, Chief Financial Officer
                  Tel:+86 10 88576000
                  Email: ir@kongzhong.com

Tip Fleming: Christensen
             Tel: +1 917 412 3333
             E-mail: tfleming@ChristensenIR.com

Media contact: Ms. Xiaohu Wang
               Tel:+86 10 88576000
               Email:xiaohu@kongzhong.com


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